Mail Stop 3561

August 12, 2005

Robert W. Baker, Esq.
General Counsel
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

> **Re:** **El Paso Corporation**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-3**
> **Filed August 10, 2005**
> **File No. 333-82412**

Dear Mr. Baker:

We have limited our review of your filing to those issues we have addressed in our comment. After reviewing your response to our comment, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Financial Statements, page F-1

1. We note the disclosure in the notes to your financial statements regarding your subsidiary's participation in the United Nation's Oil for Food Program, including the fact that your subsidiary received a subpoena from the U.S. District Court for the Southern District of New York to produce records relating to transactions in Iraqi oil during the period from 1995-2003. Based on this timeframe, it appears that your subsidiary operated in Iraq prior to the lifting of U.S. economic sanctions against Iraq, and prior to the time the U.S. State Department removed Iraq from the list of state sponsors of terrorism. If this is the case, please advise us of the materiality to the company of your subsidiary's operations in Iraq during that time period, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the

potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Howard M. Baik at (202) 551-3317 or to Ellie Quarles, Special Counsel, at (202) 551-3238.

Sincerely,

H. Christopher Owings
Assistant Director

cc (via fax):   Michael O'Leary, Esq.
                 (713) 238-7130